787 Seventh Avenue.
New York, NY 10019-6099

Tel: 212 728 8000
Fax: 212 728 8111

December 4, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 38

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 38 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

The Amendment relates to the following fund (the “Fund”), a series of the Trust:

S000040474	iShares Liquidity Income ETF (f/k/a iShares Liquidity Income Fund)

The previous filing relating to the Fund is:

PEA No.	Date Filed	Form Type	Automatic Effective Date
3	February 4, 2013	485APOS	75 days after filing

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and it is proposed that it become effective on December 9, 2013.

The Amendment is being filed to make such non-material changes as the Trust deems appropriate. We have reviewed the Amendment and represent that it does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer, Esq.
Katherine Drury
Michael Gung
Joel Whipple